INVESTMENT LAW GROUP
OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE
Suite 2445
Atlanta, Georgia 30309
____________________

Telephone: (404) 607-6933                                                                           Facsimile: (678) 840-2126

November 1, 2013

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, DC 20549

Re:	Next Generation Energy Corporation
Comments to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 22, 2013
File No. 002-74785-B

Dear Mr. Spirgel:

I am writing on behalf of Next Generation Energy Corporation in response to your comment letter dated October 2, 2013.  Below is the Company’s response to the comment:

Financial Statements for the Year Ended December 31, 2012

Consolidated Statements of Cash Flows, page F-7
Note 5, Common Stock, pages F-14 and F-15
Note 13, Related Party Transactions, pages F-18 and F-19

1.
Please tell us and disclose the nature of the $1,225,000 in accounts payable and accrued expenses that were settled on December 3, 2012 by the issuance of 70,000,000 shares of common stock to your CEO Darryl Reed. Also, please explain the whether these expenses represent amounts paid directly by Mr. Reed on behalf of the Company or were for services that he provided to the Company.

The 70,000,000 shares were valued at $0.0175 per share, or $1,225,000.  The amount was allocated between accrued salary, expenses and bonus as follows:

Accrued salary	$223,859.12
Expenses	$32,336.56
Bonus	$968,804.32

Total	$1,225,000

INVESTMENT LAW GROUP
OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Larry Spirgel
November 1, 2013

With regard to the accrued salary, the Company accrues a salary of $150,000 per year to Mr. Reed, and he had not been paid any salary for over 4 years at the time of the stock issuance.  Attached hereto as Exhibit A is a list of the expenses that were satisfied with the stock grant. Most of the expenses were for miscellaneous expenses paid by Mr. Reed on behalf of the Company.  In three situations, the item represents amounts that Mr. Reed deposited into the Company’s bank account to enable it to pay specific expenses that were due at the time:  $6,800 on 1/31/11; $2,000 on 5/31/12; and $1,000 on 7/24/12.  None of the amounts recorded as expenses were for services rendered by Mr. Reed.   The Company allocated to bonus whatever was not allocated to accrued salary or expenses.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Cc:           Darryl Reed

INVESTMENT LAW GROUP
OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Larry Spirgel
November 1, 2013

I, Darryl Reed, hereby certify that I have read the foregoing letter dated November 1, 2013, by Robert J. Mottern, counsel for the Next Generation Energy Corp. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Next Generation Energy Corp.

/s/ Darryl Reed

Darryl Reed, Chief Executive Officer

INVESTMENT LAW GROUP
OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Larry Spirgel
November 1, 2013

EXHIBIT A

Accrued Expenses Owed Darryl Reed

Type	Date	Num	Memo	Amount

Bill	07/16/2010	CUSIP Globa 5207	Cusip issuance paid by Darryl Reed	110.64
General Journal	01/31/2011	Jan JE#2	Darryl Reed Loan	6,800.00
General Journal	05/31/2011	May JE#2	OTR paid by Darryl Reed	1,593.80
Bill	07/01/2011	Flight 5207	Airfare to Kentucky	3,022.00
Bill	07/01/2011	Nevada-5207	Nevada filing fees paid by Darryl Reed	711.39
Bill	08/11/2011	Marketing	Marketing expenses paid by Darryl Reed	6,000.00
General Journal	09/30/2011	Sep JE#26	Jan-Sep bills paid by Darryl taken off of Dynatechs Books	6,677.25
Bill	10/04/2011	Postage-Cash	Postage paid by Darryl Reed	2.68
Bill	10/10/2011	Fed Ex-5207	Fedex paid by Darryl Reed	34.52
Bill	10/12/2011	AMBD Fuel-5207	Local travel expenses paid by Darryl Reed	69.00
Bill	10/13/2011	Fedex-5207	Fedex paid by Darryl Reed	34.52
Bill	10/14/2011	Fed Ex-5207	Fedex paid by Darryl Reed	23.47
Bill	10/29/2011	Alpha Trade-5207	Stock service paid by Darryl Reed	63.00
Bill	10/29/2011	Alpha Trade-5207	Stock service paid by Darryl Reed	63.00
Bill	12/11/2011	Fedex-0956	Fedex paid by Darryl Reed	34.37
General Journal	12/31/2011	Dec JE#10	Paid Tristate with Darryls 0956	294.47
Bill	01/10/2012	Staples AMEX	Office Supplies paid by Darryl Reed	73.49
Bill	01/25/2012	Go Daddy AMEX	Web hosting paid by Darryl Reed	224.32
General Journal	02/06/2012	Feb JE#2	Edgarizing service paid by Darryl Reed	622.00
Bill Pmt -Check	02/24/2012	Online		-162.33
Bill Pmt -Check	03/22/2012	Wire		-365.63
Bill	03/25/2012	Expedia AMEX	Trip to NY paid by Darryl Reed	309.60
General Journal	03/25/2012	Mar JE#6	OTR paid by Darryl Reed	798.00
General Journal	04/16/2012	Dec JE#9a	Paid TSF Press with D Reeds amex	1,000.00
General Journal	04/30/2012	April JE#1	Suntrust credit card payment	-200.00
General Journal	05/31/2012	May JE#1	Pay suntrust credit card	-158.00
General Journal	05/31/2012	May JE#3	Advance from Darryl Reed to pay bills	2,000.00
General Journal	06/18/2012	June JE#1	Paid OTR with D reeds credit card	525.00
General Journal	06/18/2012	June JE#3	Paid Tristate with d reeds amex	1,200.00
General Journal	07/23/2012	July JE#1	Paid Suntrust for Darryl	-64.00
General Journal	07/24/2012	July JE#2	Advance from Darryl Reed to pay bills	1,000.00
				32,336.56